UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-31857	77-0554122
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

	275 Gibraltar Drive, Sunnyvale, California	94089
	(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 736-6900

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

     (a) Alliance Fiber Optic Products, Inc. (the “Company”) undertook a review of its products to determine whether one or more Conflict Minerals, as defined in paragraph (d)(3) of Item 1.01, is necessary to the functionality or production of products manufactured by the Company. The Company determined that tin, a Conflict Mineral, is necessary to the functionality or production of certain of its products.

     (b) Conflict Minerals Disclosure

     Following its determination that tin is necessary to the functionality or production of one or more of its products, the Company conducted a reasonable country of origin inquiry (“RCOI”) by circulating a supply-chain survey to all direct suppliers in which the nature of the component supplied, or the location of the supplier, indicated that those components might contain Conflict Minerals. The Company relies on its direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to it, including sources of Conflict Minerals that are supplied to the Company’s direct suppliers from lower tier suppliers. The Company surveyed 27 such direct suppliers using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template.

     The Company received responses from all of the suppliers surveyed, although not all suppliers provided information sufficient to identify the source of the tin used in their products or materials. The Company reviewed the responses against criteria developed to determine which required further engagement with suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the survey. The Company then made follow-up inquiries of suppliers in order to obtain additional or clarifying information.

     Finally, the Company compared the smelters and refiners identified by its direct suppliers via the supply-chain survey against the list of smelter facilities that have received a "conflict free" designation (such as through the EICC/GeSI Conflict Free Smelter Initiative (CFSI) program's lists for tantalum, tin, tungsten and gold).

     Based on the results of its RCOI and related due diligence, the Company was able to determine the origin of all of the tin in its products and to concluded that none of the tin originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”).

     The Company has developed and maintains internal procedures that are intended to provide a process in order to generate and maintain the information needed to comply with the Company’s obligations with respect to compliance applicable Conflict Minerals rules, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified in Section 13(p) of the Securities Exchange Act of 1934.

     In addition, the Company has adopted a Conflict Minerals policy to demonstrate its commitment to working with its global supply chain to ensure compliance with the conflict minerals rules. The policy is available on the Company’s website.

     The information contained in this Form SD is also available on the Company’s website at www.afop.com. The information on the Company’s website shall not be deemed to be incorporated by reference into this Form SD.

Item 1.02. Exhibit.

     Not applicable.

Section 2. Exhibits.

     None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

     Dated: November 21, 2014

ALLIANCE FIBER OPTIC PRODUCTS,
INC.

By	/s/ Anita K. Ho
Name:	Anita K. Ho
Title:	Acting Chief Financial Officer